

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Gregory C. Liddy
President
Anchor CNGO Corp.
301 North E Street
Lake Worth, FL 33460

Re: Anchor CNGO Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 8, 2013
File No. 333-185745

Dear Mr. Liddy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
     - If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide

a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.   Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note your disclosure in the second paragraph on page 3 that you "have minimal assets, no revenues, and no operating history beyond certain start-up activities." If you conclude that you are a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

4.   We note that you have not made your filing in compliance with Rule 419 under the Securities Act of 1933, as amended; however, it appears that you might be a blank check company as defined by Rule 419. In this regard, we note the following items:

- your disclosure states that you "have minimal assets, no revenues and no operating history beyond certain start-up activities;"
- your disclosure indicates that you are a development stage company;
- you have no contracts or agreements with suppliers; and
- your business activity appears to have been limited to raising initial capital from your officers and directors, researching your business model and filing a registration statement.

In the adopting release for Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide us with a detailed analysis addressing each of the items listed above and explaining why you believe you are not a blank check company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

5.   Please file as exhibits with your next amendment the instruments defining the rights of holders of the convertible preferred and common stock being registered in this registration statement. Please see Item 601(b)(4) of Regulation S-K.

Prospectus Cover Page, page 2

6.   Please fill in all blanks and update the information provided on the prospectus cover page and throughout your registration statement as needed as of the most reasonable practicable date.

Risk Factors, page 4

Our ability to Open Compressed Natural Gas Fueling Stations Requires Us to Have… page 4

7.   You refer to a minimum amount of capital in the amount of $400,000 necessary to build your first compressed natural gas fueling station. This amount seems inconsistent with the minimum amount of $500,000 that you refer to elsewhere to accomplish the same thing. Please revise.

The Offering Price of $10.00 per Share is Speculative, page 5

8.   Please expand the disclosure under this heading to explain how this risk factor affects you and the securities. Please see Item 503(c) of Regulation S-K.

Use of Proceeds, page 7

9.   We note your disclosure in the table under this heading regarding the use of proceeds under hypothetical situations in which an amount other than the maximum amount of the offering is raised. Please add column headings to this table indicating the percentage of the maximum amount of the offering raised. Additionally, please revise this table to provide a general breakout of the principal purposes for which the net proceeds from the offering are intended to be used with a view to explaining exactly what expenses comprise the cost of constructing your CNG fueling stations. Please see Item 504 of Regulation S-K including Instruction 2.

10.   Please revise the use of proceeds table to disclose the proceeds of the maximum aggregate offering price net of the $48,661 of offering expenses disclosed on page 23 of the registration statement. In this regard, we note your disclosure under this heading that you "plan to use the net proceeds of this offering [to open CNG fueling stations]," but the

amount in the use of proceeds table for opening CNG fuel stations is the gross $5 million proposed maximum aggregate offering price from the registration statement cover page.

Dilution, page 8

11.   You refer to estimated expenses in the amount of $30,000; however, you refer to a different amount on page 23. Please revise to reconcile.

12.   Please revise your presentation to determine the amount of dilution based on the date of your most recent financial statements included in the filing. Your Capitalization disclosure on page 9 should also be based on the most recent financial statements.

13.   Because this is a best efforts, no minimum offering, please revise the Dilution and Capitalization disclosure to reflect the sale of varying amounts of the total amount of shares being offered in addition to your presentation giving effect to the sale of the maximum shares offered and converted. For instance, revise to also include the impact of selling 25%, 50%, and 75% of the shares of preferred stock being offered.

Plan of Operation, page 10

14.   We note that the report of your independent accountants contains an explanatory paragraph discussing the substantial doubt that exists regarding your ability to continue as a going concern. Please revise this section to discuss management's plans and intentions to continue the company's operations as a going concern. This discussion should expand on the discussion regarding your available cash reserves and how you plan to fund your operations for upcoming twelve-month period. See Item 303(a) of Regulation S-K.

15.   Please revise the disclosure under this heading to elaborate upon the exact steps you plan to take to start your business as well as the specific timeline in which such steps will be taken. Considering you have yet to identify any properties you plan to use, any suppliers you plan to utilize or any personnel who have experience in this line of business, please provide additional disclosure regarding how long it will take before you are operational, assuming you obtain necessary financing.

Business, page 11

16.   Please revise the disclosure under this heading to state the form and year of your organization. Please see Item 101(h) of Regulation S-K.

The Market Opportunity, page 11

17.   We note various unsubstantiated claims under this heading including the following:

- "natural gas currently provides approximately 2% of demand for transportation fuels," see paragraph 1;
- natural gas has a fuel price advantage, see paragraph 2;
- the chart presenting average retail fuel prices in the US between paragraphs 2 and 3;
- "motor vehicle manufacturers are providing more choices in natural gas powered vehicles," see paragraph 3;
- "natural gas is the least polluting fossil fuel," see paragraph 4; and
- "in 2010, the United States imported about 49% of the petroleum it consumed," see paragraph 5.

Please note that these are examples only. Please substantiate the basis for these and any other unsubstantiated claims or disclosures throughout your registration statement. In the event that you relied upon documents produced by third parties, please provide to us copies of the documents you relied upon. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your document, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

18.   We note your reference to "groundwater pollution" and "environmental regulations" in the third paragraph on page 12. Please expand your disclosure to discuss the costs and effects of compliance with environmental laws. Please see item 101(h)(xi) of Regulation S-K.

Management, page 13

19.   Please revise your disclosure under this heading to briefly discus the specific experience, qualifications, attributes or skills that lead to the conclusion that the directors should serve as directors at this time in light of your business and structure. Please see Item 401(e)(1) of Regulation S-K.

20.   We note your disclosure in the penultimate paragraph on page 15 that Gregory Liddy and George B. Liddy may be considered promoters of the company. Please revise your disclosure to provide the disclosure regarding promoters required by Item 401(g) of Regulation S-K with respect to certain events that are material to a voting or investment decision.

Certain Relationships and Related Transaction, page 15

21.   Please revise your disclosure under this heading to disclose all transactions with related persons required by Item 404(d) of Regulation S-K including the sale of shares to Gregory Liddy and George B. Liddy and their affiliates.

Condensed Statements of Operations for the Three Months Ended November 30, 2012 and for the Period From June 8, 2012 (Inception) to November 30, 2012, page 2

22.   Please show us how you calculated the weighted average number of shares outstanding during the period from inception to November 30, 2012 totaling 1,069,011 shares.

Condensed Statements of Changes in Stockholders' Equity for the Period From June 8, 2012 (Inception) to November 30, 2012, page 3

23.   Refer to the 55,000 shares you disclose were issued for cash. Please reconcile this disclosure to your Condensed Statements of Cash Flows and Note 3 which indicate these shares were issued for services. Please review and revise.

Note 3. Stockholders' Equity, page 10

24.   Please explain in detail how you determined the $0.10 per share fair value of common stock issued in November 2012 for services rendered based on stock issued for cash to the founders of the company. In doing so, please explain why a per share fair value of $1 is not more appropriate considering you are offering for sale Series A Convertible preferred stock for $10 convertible into 10 shares of common stock resulting in a $1 as converted per common share price paid. Note that in the absence of contemporaneous cash transactions with independent third parties or independent valuations we view the estimated offering price as a leading indicator of the value of your stock in the months prior to the offering. Accordingly, if your anticipated offering price is more than the estimated fair value on which compensation expense was measured, in your response you should discuss and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock.

Item 15. Recent Sales of Unregistered Securities, page 23

25.   We note your statement in the second paragraph under this heading that George B. Liddy purchased 50,000 shares of your common stock in April 2012. We note, however, your statement in the second paragraph on page 3 that you were incorporated in June 2012. Please explain this apparent discrepancy.

Item 17. Undertakings, page 25

26.   Please revise your registration statement to provide the undertakings required by Item 512(a)(5) and (a)(6) of Regulation S-K.

<u>Signatures, page 26</u>

27.   Please revise the signature portion of your disclosure to identify the principal financial officer or add and identify the signature of your principal financial officer. Please see Instruction 1 in Signatures of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director